SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  25 May, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 25 May 2005






                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder number of shares

Bank of Ireland 1,211,459
BARCLAYS CAPITAL NOMINEES LIMITED 2,753,069
Barclays Trust Co & others 29,529
BARCLAYS TRUST CO AS EXEC/ADM 9,936
Barclays Trust Co DMC69 76,913
Barclays Trust Co E99 1,545
Barclays Trust Co R69 174,931
BNP PARIBAS 160,393
Chase Nominees - 16376 4,874,685
Chase Nominees - 20947 8,346,870
Chase Nominees - 21359 2,199,117
CIBC Mellon Global Securities 94,168
Clydesdale Nominees HGB0125 - 00324190 1,725
Clydesdale Nominees HGB0125 - 00496994 15,300
Clydesdale Nominees HGB0125 - 00594414 14,000
Clydesdale Nominees HGB0125 - 00594775 730
Clydesdale Nominees HGB0125 - 00693013 2,300
Clydesdale Nominees HGB0125 - 00693196 5,320
Clydesdale Nominees HGB0125 - 00694487 22,500
Clydesdale Nominees HGB0125 - 00703310 2,750
Clydesdale Nominees HGB0125 - 01001464 1,300
Clydesdale Nominees HGB0125 - 03101361 1,385
Clydesdale Nominees HGB0125 - 03102406 1,245
Cydesdale Nominees HGB0225 - 00639213 5,200
INVESTORS BANK AND TRUST CO. 2,366,948
INVESTORS BANK AND TRUST CO. 96,927
INVESTORS BANK AND TRUST CO. 635,239
INVESTORS BANK AND TRUST CO. 11,008,468
INVESTORS BANK AND TRUST CO. 43,292
INVESTORS BANK AND TRUST CO. 88,985
INVESTORS BANK AND TRUST CO. 62,856
INVESTORS BANK AND TRUST CO. 1,998,552
INVESTORS BANK AND TRUST CO. 66,730
INVESTORS BANK AND TRUST CO. 1,586,493
INVESTORS BANK AND TRUST CO. 121,706
INVESTORS BANK AND TRUST CO. 343,077
INVESTORS BANK AND TRUST CO. 1,886,318
INVESTORS BANK AND TRUST CO. 4,648,909
INVESTORS BANK AND TRUST CO. 43,262,350
INVESTORS BANK AND TRUST CO. 248,110
INVESTORS BANK AND TRUST CO. 1,633,080
INVESTORS BANK AND TRUST CO. 121,941
INVESTORS BANK AND TRUST CO. 1,855,440
INVESTORS BANK AND TRUST CO. 15,829,500

JP Morgan (BGI Custody) - 16331 2,771,401
JP Morgan (BGI Custody) - 16338 506,697
JP Morgan (BGI Custody) - 16341 5,022,376
JP Morgan (BGI Custody) - 16341 2,240,617
JP Morgan (BGI Custody) - 16342 1,056,845
JP Morgan (BGI Custody) - 16344 800,687
JP Morgan (BGI Custody) - 16345 1,355,444
JP Morgan (BGI Custody) - 16400 91,291,703
JP Morgan (BGI Custody) - 17011 140,542
JP Morgan (BGI Custody) - 18409 6,432,146

JPMORGAN CHASE BANK 1,158,833
JPMORGAN CHASE BANK 1,833,745
JPMORGAN CHASE BANK 135,007
JPMorgan Chase Bank 926,824
JPMorgan Chase Bank 85,082
JPMorgan Chase Bank 72,016
JPMorgan Chase Bank 362,788
JPMorgan Chase Bank 290,694
JPMorgan Chase Bank 1,196,912
JPMorgan Chase Bank 4,608,626
JPMorgan Chase Bank 459,750
JPMorgan Chase Bank 1,472,423
JPMorgan Chase Bank 89,386
JPMorgan Chase Bank 915,474
JPMorgan Chase Bank 1,092,804
JPMorgan Chase Bank 127,760
JPMorgan Chase Bank 203,460
JPMorgan Chase Bank 163,422
JPMorgan Chase Bank 814,338
JPMorgan Chase Bank 572,757
JPMorgan Chase Bank 263,426
Master Trust Bank 219,920
Mellon Trust - Boston 241,921
Mellon Trust - Boston & SF 1,180,831
MELLON TRUST OF NEW ENGLAND 301,630
Mitsubishi Trust International 57,199
Mitsubishi Trust International 166,347
NORTHERN TRUST BANK - BGI SEPA 79,262
NORTHERN TRUST BANK - BGI SEPA 324,300
NORTHERN TRUST BANK - BGI SEPA 383,233
R C Greig Nominees BL1 1,318,588
R C Greig Nominees CM1 435,853
R C Greig Nominees GP1 2,186,473
R C Greig Nominees SA1 648,315
Reflex Nominees Limited 14,542
Reflex Nominees Limited 2,296
State Street 45,374
State Street 147,534
STATE STREET BOSTON 5,996,296
STATE STREET BOSTON 740,315
Sumitomo TB 77,686
Wells Fargo Seattle - Wire Ban 145, 806
ZEBAN NOMINEES LIMITED 358,078

TOTAL HOLDING 251,677,953

5)  Number of shares/amount of stock acquired

Total holding of 251,677,953 shares

6) Percentage of issued class

2.96%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

25 May 2005

12) Total holding following this notification

Total holding of 251,677,953 shares

13) Total percentage holding of issued class following this notification

2.96%

14) Any additional information

This notification updates the previous notification dated 7 May 2004 and is a result of the reduction in the total holding of Barclays plc from 352,615,609 to 251,677,953 shares.

15) Name of contact and telephone number for queries

John Challis, 020 7356 4086

16) Name of authorised company official responsible for making this notification

John Challis, 020 7356 4086

Date of notification 25 May 2005

End





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 25 May 2005